Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

March 31, 2014

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

		March 31,	December 31,
(CA$ thousands)	Notes	2014	2013
		$	$
ASSETS
Current
Cash and cash equivalents		959	505
Accounts receivable		878	831
Prepaids and deposits		76	49
Current Assets		1,913	1,385
Non-current
Deposits		452	447
Exploration and evaluation assets	5	3,558	3,281
Property and equipment	6	22,562	20,386
Total Assets		28,485	25,499

LIABILITIES
Current
Bank credit facilities	8	3,011	2,900
Loan facility	10	3,043	2,911
Accounts payable and accrued liabilities		2,318	2,623
Warrant liability	9	1,622	324
Derivative liability	10	895	287
Current portion of financial contract liability	12	1,086	1,248
Current Liabilities		11,975	10,293
Non-current
Decommissioning liability	11	2,936	1,212
Other liabilities		19	22
Financial contract liability	12	5,046	4,873
Total Liabilities		19,976	16,400
SHAREHOLDERS' EQUITY
Share capital	13	92,284	90,274
Contributed surplus	15	8,887	9,150
Deficit		(93,821)	(90,839)
Accumulated other comprehensive income (loss)		1,159	514
Total Shareholders' Equity		8,509	9,099
Total Liabilities and Shareholders' Equity		28,485	25,499

Approved on behalf of the Board:

"signed Robert Hodgkinson"	"signed Craig Sturrock"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

		Three months ended March 31
(CA$ thousands, except per share amounts)	Notes	2014	2013
		$	$
REVENUES
Gross revenues		2,785	2,038
Royalties		(511)	(378)
Total Revenues, net of royalties	18	2,274	1,660

EXPENSES
Operating and transportation		977	911
General and administrative		838	983
Financing expenses		441	124
Stock based compensation	15	87	57
Foreign exchange loss		275	140
Loss on disposal of E&E assets	5	-	216
Amortization, depletion and impairment losses	7	738	787
Change in fair value of warrant liability	9	1,298	(342)
Change in fair value of derivative liability	10	608	-
Total Expenses		5,262	2,876

Loss before other items		(2,988)	(1,216)
Other income		6	6

Loss for the period		(2,982)	(1,210)
Foreign currency translation adjustment		645	334

Comprehensive loss		(2,337)	(876)

Loss per common share - basic and diluted	16	(0.019)	(0.008)

The accompanying notes are an integral part of these consolidated financial statements.	2

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

		Number	Share	Contributed
(CA$ thousands, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2014		148,916,374	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs	13	7,000,000	685				685
Issue of shares on exercise of options	13	5,000,000	975				975
Contributed surplus reallocated on exercise of options	13		350	(350)			-
Stock-based compensation	15			87			87
Loss					(2,982)		(2,982)
Foreign currency translation adjustment						645	645
Balance as at March 31, 2014		160,916,374	92,284	8,887	(93,821)	1,159	8,509

Balance as at January 1, 2013		148,916,374	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation	15			57			57
Loss					(1,210)		(1,210)
Foreign currency translation adjustment						334	334
Balance as at March 31, 2013		148,916,374	90,274	8,859	(89,472)	(234)	9,427

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	3

DEJOUR ENERGY INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

		Three months ended March 31
(CA$ thousands)	Notes	2014	2013
		$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year		(2,982)	(1,210)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		738	787
Stock based compensation		87	57
Non-cash financing expenses		399	145
Non-cash foreign exchange on financial contract liability		242	138
Loss on disposal of E&E assets		-	216
Change in fair value of warrant liability		1,298	(342)
Change in fair value of derivative liability		608	-
Amortization of deferred leasehold inducement		(3)	(3)
Changes in operating working capital	16	150	385
Total Cash Flows from (used in) Operating Activities		537	173

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(5)	(1)
E&E expenditures		(31)	(29)
Additions to property and equipment		(805)	(156)
Proceeds from sale of E&E assets		-	96
Changes in investing working capital	16	(587)	(294)
Total Cash Flows (used in) Investing Activities		(1,428)	(384)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facilities		111	(857)
Advance (repayment) of loan facility		(121)	-
Advance (repayment) of financial contract liability		(363)	-
Shares issued on exercise of warrants and options		975	-
Shares issued for cash, net of share issue costs		685	-
Changes in financing working capital	16	58	-
Total Cash Flows from (used in) Financing Activities		1,345	(857)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		454	(1,068)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		505	1,508

CASH AND CASH EQUIVALENTS, END OF PERIOD		959	440

Supplemental cash flow information - Note 16

The accompanying notes are an integral part of these consolidated financial statements.	4

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These interim condensed consolidated financial statements were authorized and approved for issuance by the Audit Committee on May 9, 2014.

NOTE 2 – BASIS OF PRESENTATION

(a) Basis of presentation

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the Internal Financial Reporting Interpretations Committee (“IFRIC”) and adopted by the Canadian Institute of Chartered Accountants (“CICA”). A summary of the Company’s significant accounting policies under IFRS is presented in note 3.

(b) Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $10.1 million and accumulated deficit of $93.8 million. Working capital includes a non-cash settled warrant liability and the non-cash settled derivative liability.

On June 19, 2013, the Company, through Dejour USA, borrowed under a $3.5 million loan facility (“Loan Facility”) from a Canadian institutional lender (“Lender”). At March 31, 2014, Dejour USA was in default of its working capital ratio covenant. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at May 9, 2014.

On February 18, 2014, DEAL renewed its Credit Facilities with a Canadian Bank and contracted to utilize $600,000 of the $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. The acquisition closed on March 26, 2014. Effective March 1, 2014, the Credit Facility reduces by $100,000 per month. The next annual review of the Credit Facility is scheduled in May 2014.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c) Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value as explained in the accounting policies in this note to the Company’s annual consolidated financial statements.

(d) Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 to the Company’s annual consolidated financial statements.

(e) Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2014. These changes are made in accordance with the applicable transitional provisions.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The adoption of the standard did not have an impact on the Company’s condensed consolidated financial statements.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 will be applied by the Company on January 1, 2014 and the adoption may have an impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." The adoption of the standard will not have an impact on the Company’s condensed consolidated financial statements.

The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on the Company’s condensed consolidated financial statements.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are described in the Company’s annual consolidated financial statements.

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	533	23	25,463	26,019
Additions	-	10	134	144
Change in decommissioning provision	-	37	-	37
Disposals	(533)	-	(8,930)	(9,463)
Foreign currency translation and other	-	-	1,631	1,631
Balance at December 31, 2013	-	70	18,298	18,368
Additions	-	1	30	31
Change in decommissioning provision	-	119	-	119
Foreign currency translation and other	-	-	721	721
Balance at March 31, 2014	-	190	19,049	19,239

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2013	(271)	-	(21,858)	(22,129)
Impairment losses	(132)	-	(415)	(547)
Disposals	403	-	8,557	8,960
Foreign currency translation and other	-	-	(1,371)	(1,371)
Balance at December 31, 2013	-	-	(15,087)	(15,087)
Foreign currency translation and other	-	-	(594)	(594)
Balance at March 31, 2014	-	-	(15,681)	(15,681)

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2013	-	70	3,211	3,281
At March 31, 2014	-	190	3,368	3,558

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proved reserves.

During the three months ended March 31, 2014, the Company capitalized $23,000 (March 31, 2013 – $30,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment or impairment reversal at March 31, 2014.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	24,700	13,076	314	38,090
Additions	21	2,206	7	2,234
Change in decommissioning provision	(171)	23	-	(148)
Disposals	-	(1,902)	-	(1,902)
Foreign currency translation and other	-	876	4	880
Balance at December 31, 2013	24,550	14,279	325	39,154
Additions	2,208	125	-	2,333
Change in decommissioning provision	58	5	-	63
Foreign currency translation and other	-	563	2	565
Balance at March 31, 2014	26,816	14,972	327	42,115

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2013	(14,768)	(1,927)	(251)	(16,946)
Amortization and depletion	(2,036)	(493)	(25)	(2,554)
Impairment losses	(529)	-	-	(529)
Disposals	-	1,318	-	1,318
Foreign currency translation and other	-	(55)	(2)	(57)
Balance at December 31, 2013	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion (Note 7)	(535)	(198)	(5)	(738)
Foreign currency translation and other	-	(46)	(1)	(47)
Balance at March 31, 2014	(17,868)	(1,401)	(284)	(19,553)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2013	7,217	13,122	47	20,386
At March 31, 2014	8,948	13,571	43	22,562

In March 2014, the Company closed the purchase of certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed) . The assets acquired included a 54% working interest in a Halfway formation well, a 74% working interest in 2 shut-in natural gas wells (one of them was turned into line in April 2014), and a 96.8% working interest in a Sour Processing Facility. Funding for the purchase was provided by cash on hand and available credit from DEAL’s current credit facility with its Canadian bank. The properties so acquired have a fair value of $2,146,000, applying a 10% discount factor to expected future net cash flows. The Company also assumed related decommissioning liabilities of $1,520,000, applying a weighted average discount rate of 2.04% and an inflation rate of 2%. The total cash consideration paid is $626,000.

During the three months ended March 31, 2014, the Company capitalized $17,000 (March 31, 2013 – $Nil) of general and administrative costs related to its Canadian oil and gas interests.

During the three months ended March 31, 2014, the Company capitalized $90,000 (March 31, 2013 – $73,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment or impairment reversal at March 31, 2014.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended March 31
	2014	2013
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	-	157

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	738	630
	738	787

NOTE 8 – BANK LINE OF CREDIT

On March 28, 2013, DEAL signed a new agreement with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)

Credit Facility “A” – Revolving Operating Demand Loan - $3.7 million, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)

Credit Facility “B” – Non-Revolving Demand Loan - $2.25 million. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 were due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1.45 million) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. On June 5, 2013, DEAL renewed the Credit Facilities with the Bank and the maximum amount of Credit Facility “A” was reduced to $3.5 million. On June 19, 2013, Credit Facility “B” was repaid in full (note 10). Further, on December 16, 2013 and amended on February 18, 2014, DEAL renewed the Credit Facility “A” with the Bank and contracted to utilize $600,000 of the $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. The acquisition closed on March 26, 2014. Effective March 1, 2014, the Credit Facility reduces by $100,000 per month. The next annual review of the Credit Facility is scheduled in May 2014.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at March 31, 2014, DEAL was in compliance with its working capital ratio requirement.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$

Balance at January 1, 2013	21,297,729	1,425
Change in fair value	-	(1,101)
Balance at December 31, 2013	21,297,729	324
Change in fair value	-	1,298
Balance at March 31, 2014	21,297,729	1,622

NOTE 10 – LOAN FACILITY

On June 19, 2013, the Company borrowed $3.5 million (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility bears interest at 14%, payable monthly, and matures on December 14, 2014. The principal is repayable any time after December 18, 2013 without penalty. Related financing costs of $348,000 have been deducted in determining the fair value of the Loan Facility and certain incentive share purchase warrants (“Warrant” or “Warrants”) issued to the Lender. Security for the Loan Facility is comprised of a First Deed of Trust on certain of the Company’s U.S. oil and gas interests, including a general security agreement, a second mortgage on the Company’s Canadian properties, and the guaranty of the Company and Dejour USA.

As partial consideration for providing the Loan Facility, the Company issued the Lender 7,291,667 Warrants. Each Warrant entitles the holder to acquire one common share at a price of $0.24 per share any time prior to June 18, 2015. If the Company issues any common shares at a price per share less than $0.24 (the “Issue Price”) any time until December 18, 2013, then the exercise price of the Warrants would automatically be reduced to the higher of (i) the Issue Price and (ii) $0.20. Shares acquired through the exercise of Warrants prior to October 18, 2013 are restricted from sale through the facilities of the Canadian stock exchange.

The Company has determined the Loan Facility as being a financial liability with an embedded derivative liability. Therefore, the embedded derivative liability is measured first and the residual value is assigned to the financial liability. On initial recognition, the fair value of the derivative liability of $551,000 was estimated using an option pricing model.

The residual value assigned to the financial liability of $2,949,000 at initial recognition was the fair value of the entire transaction ($3.5 million) less the value assigned to the embedded derivative liability ($551,000). Related financing costs of $348,000 were apportioned to the financial liability and the embedded derivative liability. The portion attributed to the embedded derivative of $54,000 was expensed immediately and the remainder of the costs were deducted from the carrying amount of the financial liability and will be amortized over the term of the liability.

At initial recognition, the carrying value of the financial liability was as follows:

	Fair Value	Financing Costs	Carrying Value
	$	$	$
Financial liability	2,949	(294)	2,655
Derivative liability	551	–	551
	3,500	(294)	3,206

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 10 – LOAN FACILITY (continued)

The derivative liability is carried at fair value through profit and loss and the instrument is re-measured at each reporting date using an option pricing model. For the three months ended March 31, 2014, the Company recorded an unrealized loss on the derivative liability of $608,000 (three months ended March 31, 2013 - $Nil). The following key inputs to obtain the valuation:

As at	March 31, 2014	December 31, 2013	June 18, 2013
Exercise price	$0.24	$0.24	$0.24
Share price	$0.29	$0.15	$0.20
Expected volatility	83%	84%	79%
Expected life	1.25 years	1.5 years	2 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.07%	1.1%	1.1%

As at March 31, 2014, the carrying value of the financial liability is:

$
Balance upon initial recognition	2,655
Accretion expense	494
Interest paid	(238)
Balance at December 31, 2013	2,911
Accretion expense	253
Interest paid	(121)
Balance at March 31, 2014	3,043

Accretion expense of $253,000 (three months ended March 31, 2013 – $Nil) is included in financing expenses. Other terms and conditions of the Loan Facility are:

(a)

Commencing September 30, 2013, Dejour USA is required to maintain a working capital ratio of greater than 1:1, as defined, at all times. The working capital ratio is defined as the ratio of (i) current assets to (ii) current liabilities (excluding any liability pursuant to the Drilling Fund – Note 12);

(b)	Restrictions on borrowings; and
(c)	No changes to the Company’s senior management team without the Lender’s written consent.

At March 31, 2014, Dejour USA was in default of its working capital ratio covenant. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at May 9, 2014.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2013	1,308	121	1,429
Change in estimated future cash flows	(134)	23	(111)
Disposals	-	(35)	(35)
Actual costs incurred	(112)	8	(104)
Unwinding of discount	30	3	33
Balance at December 31, 2013	1,092	120	1,212
Change in estimated future cash flows	178	5	183
Additions	1,520	-	1,520
Actual costs incurred	1	5	6
Unwinding of discount	14	1	15
Balance at March 31, 2014	2,805	131	2,936
(1) relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at March 31, 2014:
Discount rate	2.04%	2.45%
Inflation rate	2.00%	2.00%

As at December 31, 2013:
Discount rate	2.55%	2.72%
Inflation rate	2.00%	2.00%

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”), that is associated through a relationship with a former director of the Company, to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;

(b)

The Drilling Fund contributed US$6.5 million cash directly to a drilling company, that is owned by a former consultant of Dejour USA, as prepaid drilling costs; during the year ended December 31, 2013, the Drilling Fund also committed to invest a further US$500,000 in the four wells for a total of US$7.0 million. As at December 31, 2013, US$417,000 of the incremental US$500,000 has been invested for a total of US$6.9 million;

(c)

Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program; in September 2013, Dejour USA signed an amendment with the Drilling Fund and agreed to earn the revised “before payout” working interest of 15.88% to 22.23% and revised “after payout” working interest of 29.77% to 41.67% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program;

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

(d)

The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Wells. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and

(e)

The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest itself of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). During the year ended December 31, 2013, the Company increased property and equipment and financial contract liability by $443,000 (US$417,000) of the incremental US$500,000 advance received in the year. On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells subject to a minimum contract liability as defined under the put option noted above. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Accretion expense (US$119)	131
Foreign exchange loss	243
6,495
Less: Net operating income (US$328)	363
Balance at March 31, 2014 (US$5,546)	6,132
Current portion of financial contract liability (US$982)	(1,086)
Non-current portion of financial contract liability (US$4,564)	5,046

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

The reduction in the financial contract liability is estimated to be:

	US$	CAD$
2014	884	977
2015	405	448
2016	4,257	4,707

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

		$ value of
	# of shares	shares
Balance at December 31, 2012 and 2013	148,916,374	90,274
Issue of shares on exercise of options	5,000,000	975
Contributed surplus reallocated on exercise of options	-	350
Shares issued via private placement, net of issuance costs	7,000,000	685
Balance at March 31, 2014	160,916,374	92,284

In January 2014, the Company completed a private placement of 7,000,000 common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 900,000 common shares of this offering.

During the three months ended March 31, 2014, 5,000,000 stock options were exercised with an average exercise price of $0.20. Directors and Officers of the Company exercised 3,075,000 stock options with an average exercise price of $0.19 each.

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a) Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price

Balance at January 1, 2013	14,389,626	0.29
Options granted	3,750,000	0.18
Options cancelled	(5,919,000)	0.39
Options forfeited	(1,598,125)	0.30
Balance at December 31, 2013	10,622,501	0.20
Options granted	4,000,000	0.20
Options exercised (Note 13)	(5,000,000)	0.20
Options forfeited	(2,285,001)	0.20
Options expired	(145,000)	0.20
Balance at March 31, 2014	7,192,500	0.20

Details of the outstanding and exercisable stock options as at March 31, 2014 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.18	1,050,000	0.18	2.01	975,000	0.18	2.01
$0.20	6,142,500	0.20	3.57	2,398,750	0.20	2.08
	7,192,500	0.20	3.34	3,373,750	0.20	2.06

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the three months ended March 31	2014	2013

Fair value at grant date	$0.09	$0.08

Exercise price	$0.20	$0.20
Share price	$0.20	$0.20
Expected volatility	80.44%	74.18%
Expected option life	2.31 years	2.21 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.03%	1.15%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.15% (2013 – 6.48%) is used when recording stock based compensation.

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b) Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2013	29,052,636	0.42
Warrants granted	7,291,667	0.24
Balance at December 31, 2013 and March 31, 2014	36,344,303	0.40

Details of the outstanding and exercisable warrants as at March 31, 2014 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.24	7,291,667	0.24	1.31	7,291,667	0.24	1.31
$0.40	3,642,856	0.40	1.63	3,642,856	0.40	1.63
$0.55	4,015,151	0.55	0.23	4,015,151	0.55	0.23
$0.40 US	7,700,000	0.44	0.73	7,700,000	0.44	0.73
$0.40 US	13,597,729	0.44	3.18	13,597,729	0.44	3.18
$0.46 US	96,900	0.51	0.59	96,900	0.51	0.59
	36,344,303	0.41	1.80	36,344,303	0.41	1.80

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

NOTE 15 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2013	8,802
Stock based compensation	348
Balance at December 31, 2013	9,150
Stock based compensation	87
Exercise of options – value reallocation	(350)
Balance at March 31, 2014	8,887

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 16 – SUPPLEMENTAL INFORMATION

(a) Changes in working capital consisted of the following:

	Three months ended March 31
	2014	2013
	$	$
Changes in working capital:
Accounts receivable	(47)	(576)
Prepaids and deposits	(27)	8
Accounts payable and accrued liabilities	(305)	659
	(379)	91

Comprised of:
Operating activities	150	385
Investing activities	(587)	(294)
Financing activities	58	-
	(379)	91

Other cash flow information:
Cash paid for interest	162	55
Income taxes paid	-	-

(b) Per share amounts:

Basic loss per share amounts has been calculated by dividing the loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted loss per share is the same as there are no dilutive effects on losses. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended March 31,
	2014	2013
Weighted average common shares outstanding
Basic	155,478,041	148,916,374
Diluted	155,478,041	148,916,374

DEJOUR ENERGY INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2014 and 2013
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

NOTE 17 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2014 and 2013, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $281,000 (2013 - $320,000) and non-cash stock-based compensation of $51,000 (2013 - $37,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $5,000 (2013 - $6,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at March 31, 2014 is $25,000 (December 31, 2013 - $10,000) owing to HEC.

(d)

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 12). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

NOTE 18 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2014	2013	2014	2013	2014	2013
	$	$	$	$	$	$
Three months ended March 31
Revenues	1,406	1,638	868	22	2,274	1,660
Segmented loss	(2,702)	(525)	(280)	(685)	(2,982)	(1,210)
Amortization, depletion and impairment losses	539	772	199	15	738	787
Interest expense	294	55	131	138	425	193

As at March 31
Total capital expenditures	2,209	8	155	168	2,364	176

NOTE 19 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.